Exhibit 1

INFORMATION REGARDING THE INSTRUCTION C PERSONS

The following sets forth the name, position, address, principal occupation, and citizenship of each director and executive officer of the applicable Reporting Persons and the name, state of organization, principal business, and address of the principal place of business and principal office of each general partner of the applicable Reporting Persons (such executive officers, directors, and general partners, the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or Series A Preferred Stock.

FIR TREE INC.

Directors and Officers:

Name	Position	Address	Principal Occupation	Citizenship/Place of Organization
Jeffrey Tannenbaum	Sole Director/President	505 Fifth Avenue 23rd Floor New York, NY 10017	President of Fir Tree Inc.	United States
James Walker	Managing Director	505 Fifth Avenue 23rd Floor New York, NY 10017	Managing Director of Fir Tree Inc.	United States

FIR TREE CAPITAL OPPORTUNITY (LN) MASTER FUND, L.P.

Camellia Partners, LLC, the General Partner of Fir Tree Capital Opportunity (LN) Master Fund, L.P., is a Delaware limited liability company. Its principal business is acting as the general partner of Fir Tree Capital Opportunity (LN) Master Fund, L.P. Its principal places of business and principal offices are located at 51 Bedford Road, Suites 3&4, Katonah, New York 10536, and 7301 SW 57th Court, Suite 410, South Miami, Florida 33143.

FIR TREE REF III TOWER LLC

Fir Tree, Inc., the Manager of Fir Tree REF III Tower LLC, is a New York corporation. Its principal business is acting as the manager of Fir Tree REF III Tower LLC. Its principal place of business and principal office is located at 505 Fifth Avenue, 23rd Floor, New York, New York 10017.